Exhibit 99.1

10 April 2024

 Diversified Energy Company PLC
(“Diversified” or the “Company”)

Notice of 2024 Annual General Meeting

Diversified Energy Company PLC (LSE:DEC; NYSE: DEC) (“Diversified” or the “Company”) announces the publication of the Company’s Notice of 2024 Annual General Meeting (the “AGM”), along with the Form of Proxy for the AGM. The Notice of AGM and related documents can be viewed or downloaded from Diversified’s website at ir.div.energy/reports-announcements.

The AGM will be held on May 10, 2024 at 2:00PM BST (9:00AM EDT) at the offices of FTI Consulting, 200 Aldersgate, Aldersgate Street, London, EC1A 4HD, United Kingdom.

The Company has also provided copies of these documents to the National Storage Mechanism that, in accordance with Listing Rule 9.6.1, will be available for inspection at https://data.fca.org.uk/#/nsm/nationalstoragemechanism shortly,

For further information please contact:

Diversified Energy Company PLC	+1 973 856 2757
Doug Kris	dkris@dgoc.com
Senior Vice President, Investor Relations & Corporate Communications	www.div.energy

FTI Consulting	dec@fticonsulting.com
U.S. & UK Financial Public Relations

About Diversified Energy Company PLC

Diversified is a leading publicly traded energy company focused on natural gas and liquids production, transport, marketing, and well retirement. Through our differentiated strategy, we acquire existing, long-life assets and invest in them to improve environmental and operational performance until retiring those assets in a safe and environmentally secure manner. Recognized by ratings agencies and organizations for our sustainability leadership, this solutions-oriented, stewardship approach makes Diversified the Right Company at the Right Time to responsibly produce energy, deliver reliable free cash flow, and generate shareholder value.